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Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual of Omaha Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mutual of Omaha Plaza
(No. and Street)

Omaha	NE	68175-1020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Evan Bees — 402-351-6914
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 Omaha NE 68102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **EVAN BEES**, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to **MUTUAL OF OMAHA INVESTOR SERVICES, INC.** (the "Company"), as of and for the year ended December 31, 2015, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Signature


GENERAL NOTARY - State of Nebraska
CAROL L. COLDANGHISE
My Comm. Exp. April 10, 2017

MOIS Director, Finance Operations

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] Report of Independent Registered Public Accounting Firm.
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] Notes to Financial Statements
- [x] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- [x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934.
- [ ] (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 [included in items g and h].
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation [included in the notes to the financial statements].
- [x] (l) An Oath or Affirmation.
- [ ] (m) Copy of the SIPC Supplemental Report [filed separately].
- [ ] (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon [filed separately].
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act
- [ ] (p) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act
- [ ] (q) Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL *of* OMAHA INVESTOR SERVICES, INC.
Mutual of Omaha Plaza
Omaha, NE 68175
402 351 5770
mutualofomaha.com


Mutual of Omaha

MUTUAL *of* OMAHA
INVESTOR SERVICES, INC.
Member FINRA/SIPC

The Exemption Report

Mutual of Omaha Investor Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §§ 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(*ii*).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3: (k) throughout the most recent fiscal year except as described below.

Date	Instances	Nature
1/1/2015-12/31/2015	199	Check processed by home office and transmitted to clearing broker 2 days after receipt from customer in branch location.
1/5/2015	1	Terminated representative did not report check receipt date on branch blotter. The Company was unable to determine holding period.
2/25/2015	1	Processing error within the home office. Check processed 7 days after receipt from customer in branch location.

Mutual of Omaha Investor Services, Inc.

I, Evan Bees, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Director, MOIS Finance Operations

Title

February 26, 2016



Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-1649
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Mutual of Omaha Investor Services, Inc. (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mutual of Omaha Investor Services, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

	2015
ASSETS	
CASH AND CASH EQUIVALENTS	$2,905,451
CLEARING ACCOUNT DEPOSITS WITH CLEARING ORGANIZATIONS	63,047
RECEIVABLES:	
Service fees	666,909
Agent accounts	414,794
Dealer concessions	346,601
Advisory fees	330,118
Other	75,176
Total receivables	1,833,598
OTHER ASSETS	127,962
TOTAL	$4,930,058
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued commissions and other compensation	$1,456,231
Payable to affiliate	625,103
Accrued expenses and other liabilities	116,515
Total liabilities	2,197,849
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 7):	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding	10,000
Paid in capital	1,990,000
Retained earnings	732,209
Total stockholder's equity	2,732,209
TOTAL	$4,930,058

See notes to statement of financial condition.

1. NATURE OF OPERATIONS

Mutual of Omaha Investor Services, Inc. (the "Company") is a registered securities broker-dealer organized in 1993 and is a wholly owned subsidiary of Mutual of Omaha Holdings, Inc., ("Holdings"), which is a wholly owned subsidiary of Mutual of Omaha Insurance Company ("Mutual"). The Company is engaged principally in providing financial services to consumers directly through Mutual's agency sales force. The Company is also the principal underwriter for variable products registered by Mutual subsidiaries: United of Omaha Life Insurance Company ("United") and Companion Life Insurance Company ("Companion"). The Company operates on a fully-disclosed basis and executes and clears trades through an unaffiliated broker-dealer, Pershing LLC. Therefore, the Company is exempt from the provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 under paragraph (k)(2)(ii).

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes — Deferred tax liabilities and assets are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Primary differences relate to accrued vacation, bonus payments, and software amortization.

Software — The Company capitalizes costs associated with software developed or obtained for internal use and amortizes such costs over five years. The Company had capitalized software of $149,060 as of December 31, 2015, net of accumulated amortization of $129,460, included in other assets.

Concentrations — A significant portion of the Company's business is with a limited number of fund companies, insurance carriers, variable product carriers, and fee-based money managers.

Subsequent Events — The Company has evaluated subsequent events through the date the financial statements were issued and has determined that there are no significant events that require adjustment to or disclosure in the statement of financial condition.

Future Adoption of New Accounting Pronouncements — In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers,* which will supersede nearly all current revenue recognition guidance. For contracts affected by the new standard, the guidance will require an entity to recognize revenue upon the transfer of goods or services to customers in amounts that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It will not impact the accounting for insurance contracts, financial instruments, guarantees, or leases. In July 2015, the

FASB approved a one-year deferral of the effective date of the new revenue recognition standard. The new standard will become effective for the Company beginning with the first quarter 2019 and can be adopted either retrospectively to each prior reporting period presented or as a cumulative effect adjustment as of the date of adoption. The Company is currently evaluating the impact of this guidance on its financial statements.

3. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital, as defined in the rule. Under the rule, the Company is required to maintain a minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness, and not allow the ratio of "aggregate indebtedness" to "net capital" to exceed 15 to 1. At December 31, 2015, net capital was $1,807,568. Required net capital was $146,527 based on aggregate indebtedness of $2,197,904 and the ratio of aggregate indebtedness to net capital was 1.2 to 1.

4. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2015, Mutual and its subsidiaries provided data processing services, printing, group insurance, payable processing, promotional, and other services based upon written management agreements. Amounts payable to Mutual and its subsidiaries were $625,103 as of December 31, 2015. Included in the amounts payable to Mutual and its subsidiaries is $427,161 of expenses and administrative services paid by Mutual or its subsidiaries on the Company's behalf. The Company and Mutual participate in an expense sharing agreement related to an agent fee paid to the Company to offset operating expenses incurred by the Company. The Company received payments of $1,547,250 for the year ended December 31, 2015, from Mutual. The agreement is subject to termination by either party upon 30 days written notice. Under an expense sharing agreement, the Company provides supervisory services to Mutual and its subsidiaries resulting in payments received of $324,000.

The Company acts as the underwriter of individual variable annuities and variable universal life products for United and Companion. The block of business was fully reinsured to Security Benefit of Topeka, KS in 2004 and no new policies are being solicited. The Company receives retail and administrative compensation for United and Companion group variable annuities. The Company had dealer concessions receivable of $138,569 as of December 31, 2015, from United and Companion.

Transactions with related parties may not be indicative of amounts which would have occurred had the parties not been related.

5. EMPLOYEE BENEFIT PLANS

The Company participates in three plans sponsored by its ultimate parent, Mutual. These plans are a qualified, noncontributory defined benefit pension plan, a 401(k) profit sharing defined contribution plan, and a postretirement benefit plan that provides certain health care and life insurance benefits for retirees. Substantially all employees are eligible for the 401(k) plan, while only employees hired before 1995 are eligible for the postretirement benefit plan. Effective January 1, 2005 the defined benefit plan was amended to freeze plan benefits for participants 40 years and under. No benefits are available under the defined benefit plan for employees hired on or after January 1, 2005. Employees meeting certain minimum requirements are eligible for participation in the pension plan. The Company has no legal obligation for benefits under these plans. Mutual allocates expense amounts

pension and 401k to the Company based on salary ratios. Mutual allocates postretirement benefit amounts to the Company based on detailed source files. Plan assets for the defined benefit plan and the postretirement benefits plan include investments in United investment contracts.

6. INCOME TAXES

The Company is included in a consolidated U.S. Corporate Income Tax Return with Mutual and certain affiliates and files state income tax returns in various jurisdictions. The Company has a federal tax-sharing agreement whereby it pays to or receives from Mutual an amount equal to the federal income tax expense (benefit) which the Company would have incurred had it filed a separate return. There is no state income tax sharing agreement and the Company is not required to submit payment to any affiliate for the use of combined group state tax losses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net deferred income tax asset included in other assets at December 31, 2015 and were as follows:

Deferred tax assets:	
Expenses deductible in subsequent periods	$ 65,424
Deferred tax liabilities:	
Depreciation and amortization	(3,490)
Prepaid assets	(34,097)
Net deferred income tax asset	$ 27,837

At December 31, 2015, the Company recorded an income tax receivable of $47,339 in other receivables.

The Company classifies all interest and penalties related to uncertain tax positions as income tax expense. As of December 31, 2015, there were no accrued uncertain tax positions recorded as an income tax liability in the statements of financial condition or as income tax expense in the statements of operations. The statue of limitations has closed on all years through 2011. Therefore, the years after 2011 remain subject to audit by federal and state jurisdictions

7. COMMITMENTS AND CONTINGENCIES

The Company has provided guarantees to its clearing broker. Under the guarantees, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The guarantee is for six years ending in 2020 and the maximum exposure is equal to pending trades. Unsecured amounts in accounts introduced by the Company were insignificant as of December 31, 2015. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the Statements of Financial Condition for these contingent liabilities. If the Company had unsecured amounts, they would be deducted from its net capital in accordance with Rule 15c3-1.

Various lawsuits have arisen in the ordinary course of the Company's business. The Company believes that its defenses in these various lawsuits are meritorious and the eventual outcome will not have a material effect on the Company's statement of financial condition.